October 14, 2004


via U.S. mail and facsimile

Christopher Clemente
Chief Executive Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190

Re:	Comstock Homebuilding Companies, Inc.
	Form S-1/A
	File No. 333-118193

Dear Mr. Clemente:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors-Being a public company... page 17

1. You indicate on page 17 that certain conditions existed that together constituted a material weakness in internal control. Please discuss the categories of transactions where adjustments were required to adhere to generally accepted accounting principles. Also please discuss what account information was not complete or supported by inaccurate data. In addition, please discuss the current effectiveness of your internal control environment. You should consider including a brief discussion of these matters in this Risk Factor with a cross-reference to a more detailed discussion under an appropriate caption elsewhere in this filing.





Use of Proceeds; page 23 and S Corporation Distributions; page 26

2. On page 23 you state that approximately $14.6 million of the proceeds from this offering will be used to fund payment of all or a portion of S-corporation distributions, but on pages 26 and 85 you estimate the distribution to be approximately $12.6 million rather than the $14.6 million representing the entire outstanding balance of the promissory notes. On page 23 you state that in addition to paying S-corporation distributions, the $14.6 million will go to "other amounts owed to our current shareholders." Does this account for the $2 million discrepancy? Please clarify your disclosure in these areas.


	Corporate Consolidation; page 24

3. In your response to comment 11 on page 24 you state your intention to purchase all minority interests in four majority-owned LLCs, "none of which are owned, either directly or indirectly, by any of our affiliates . . . ."  On page 23 in your response to comment 10, however, you state that approximately $330,000 of the $8.5 million used to purchase the minority interests will be paid to three affiliates. Please reconcile these statements.


Unaudited Pro Forma Information; pages 34-40

4. The weighted average share information on page 38 under footnote 25 for the six-month period ended 6/03/04 does not agree with information provided on page F-15 under footnote 2-earnings per share. Please conform weighted average share and earnings per share information with the disclosures provided on page F-15.


Selected Financial and Other Data; pages 39-40

5. The $11.5 million liability for previously recognized and undistributed S-corporation income accumulated through June 30, 2003 disclosed in footnote (d) on page 40 should be $14.6 million per footnote 8 on page 35.


MD&A-Results of Operations; pages 45-51

6. We note as your response to comment 19 that on page 46 you have attributed the increase in operating "margin" wholly to increased revenues. While increased revenues would contribute to an absolute increase in operating income, they would not necessarily affect your "margin." Please provide disclosure that addresses factors that generated the 14.7 percentage point increase in "margin."

7. Your disclosure on page 47 in response to comment 22 concerning other income and expense indicates that certain items such as bank fees and vendor rebates are included in this line item of your financial statements. Please tell us why (i) bank fees would not be included in selling general and administrative fees and (ii) vendor rebates would not be accounted for as an adjustment of your inventoried cost of real estate held for development and sale.

8. Your "average sales price" information disclosed on page 47 indicates that the average price of your single-family homes increased by $387,500 from 2002 to 2003. Please review and amend this disclosure, if applicable. Additionally, how and why do these amounts differ from the average order price by product offering information provided on page 42?


Liquidity and Capital Resources-Credit Facilities; pages 51-53

9. On page 51 under "Liquidity and Capital Resources," you indicate the company had approximately $21 million of equity financing at June 30, 2004. Your combined consolidated balance sheet reflects $11 million of minority interest and $8 million in shareholders` equity for a total of approximately $19 million. Please tell us what other equity components we have not considered.

10. The third sentence under `Limited Liability Companies . . .` on page 51 should refer to four active minority interest LLCs, rather than three.

11. We note that the $21.4 million available under existing secured revolving and construction loans disclosed on page 52 includes $6.2 million of availability under shared construction and development loans relate to Comstock Service Corp., Inc. Your MD&A disclosures should address The Comstock Companies only.


Quantitative and Qualitative Disclosures About Market Risk; pages 55-
56

12. Your response to comment 40 indicates that the company did not have binding commitments but only options for the purchase of commodities, land or lots. The last sentence under "market risk" on page 56 indicates that in an attempt to mitigate price risks you have entered into "fixed price contracts." Is this disclosure still appropriate given your response to comment 40?


Description of Business; pages 57-71

13. On page 57 under "Overview" please update the following disclosures, (i) percentage increases of revenue and operating income for the six months ended June 30, 2004, (ii) the backlog information for June 30, 2004 is the same as previously reported for March 31, 2003, and (iii) the backlog at June 30, 2004 appears to be $70.0 million (The Comstock Companies: $60.4 million and Comstock Service
Corp: $9.6 million).

14. On page 57 under "Our Markets" you discuss the strength of the Washington, DC employment market, specifically mentioning the significance of the federal government and professional and business services sectors, stating the percentage of the DC-area workforce employed in the latter sector. Please consider revising your disclosure to include the comparative percentage of the DC-area workforce employed by the federal government.


Our Communities; pages 65-69

15. Please consider providing the "Total Active" weighted average sales price on the chart on page 66.


Certain Transactions, Consolidation; pages 84-85

16. Disclose all currently proposed transactions relating to the corporate consolidation that affect the interest of any officer, director, security holder, or immediate family member thereof, including those individuals listed in `Use of Proceeds` on page 23. Reconcile the amount of payments to affiliates related to the acquisition of various minority interests on page 85 with those stated on page 23.

17. In `Certain Transactions` and elsewhere in the Registration
Statement there are numerous transactions with parties identified only by their relationship to insiders of the registrant (e.g., "Christopher Clemente`s father-in-law"). Please revise these descriptions by naming such persons and indicating their relationship to the registrant. See Item 404(a).


Financial Statements

18. Total interest incurred on page F-13 should represent the total amount of interest incurred by the company. In reviewing the supplemental cash flow data on page F-10, it would appear that not all interest has been capitalized. Please disclose on page F-13 the total interest incurred by the company. This disclosure also applies to similar disclosure on page F-35, if applicable.

19. On page F-22 in `Related Party Transactions,` you state that the company entered into lease agreements with an affiliated entity in July 2002, while elsewhere in the Registration Statement and in your supplemental response to prior comment 51, the date of this transaction is given as April 30, 2002. Please reconcile.

20. Disclose and briefly describe the company`s December 2003 and June 2004 promissory note agreements listed on page F-23 in `Certain
Transactions,` naming the related party and indicating your relationship with the party. Append these contracts as exhibits in accordance with Item 601(b)(10).

21. On page F-23 you disclose that in December 2003 you entered into a 12% $1 million related party promissory note agreement. Where is this note agreement reflected in note 9 on page F-20?

22. On page F-25 please provide information as of June 30, 2004 for issued letters of credit and performance and payment bonds issued to third parties.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cash at (202) 942-5373 or Alfred Pavot at (202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-1950 with any other questions.



			Sincerely,




			Pamela Ann Long
					Assistant Director